--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            LIFE TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                               DEXTER CORPORATION
                       DEXTER ACQUISITION DELAWARE, INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   532177201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              BRUCE H. BEATT, ESQ.

                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                            WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:

                             JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                           CALCULATION OF FILING FEE:

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                   $461,528,232                                          $92,306
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

 * For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 12,473,736 shares of Common Stock, par value $.01 per share, of Life Technologies, Inc. at $37.00 net per share in cash which represents all outstanding shares at August 3, 1998 not owned by the persons filing this statement and shares issuable pursuant to options that are presently exercisable.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.             Filing Party: Not applicable.

Registration No.: Not applicable.                   Date Filed: Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP No. 532177201

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS: DEXTER CORPORATION
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE
           PERSON:  06-0321410
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS):
                                                      (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS): BK
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f):
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION: CONNECTICUT
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON:
           12,246,664
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS):
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           51.5%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
           CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP No. 532177201

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS: DEXTER ACQUISITION DELAWARE, INC.
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: IRS
           IDENTIFICATION NO. APPLIED FOR
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS):
                                                      (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f):
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON:
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS):
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
           CO
---------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share, of Life Technologies, Inc., a Delaware corporation, not currently directly or indirectly owned by Purchaser or Parent, for a purchase price of $37.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Life Technologies, Inc., a Delaware corporation (the "Company"), which has its principal executive and operating offices at 9800 Medical Center Drive, Rockville, Maryland 20850.

     (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, par value $.01 per share (the "Shares"), and the Offer is for all outstanding Shares not currently directly or indirectly owned by Purchaser or Parent at a price of $37.00 per Share, net to the seller in cash, without interest thereon. The information set forth in the section entitled "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in the section entitled "THE TENDER OFFER -- Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by Purchaser and Parent. The information set forth in the sections entitled "INTRODUCTION" and "THE TENDER OFFER -- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and in Schedule II to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five (5) years, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS -- Background of the Offer" and "-- Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the section entitled "THE TENDER OFFER -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Purpose and Structure of the Offer; Plans for the Company after the Offer" and "THE TENDER OFFER -- Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer" and "THE TENDER OFFER -- Certain Information Concerning Parent and Purchaser" and "-- Interest of Certain Persons in the Offer" of the Offer to Purchase and in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer" and "THE TENDER OFFER -- Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer" and "THE TENDER OFFER -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the section entitled "THE TENDER
OFFER -- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in the section entitled "THE TENDER
OFFER -- Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) The information set forth in the sections entitled "SPECIAL
FACTORS -- Background of the Offer" and "THE TENDER OFFER -- Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of Press Release issued by Parent, dated November 2, 1998.

     (a)(8) Summary Advertisement, dated November 2, 1998.

     (b) Commitment Letter and Term Sheet of The First National Bank of Chicago, dated July 6, 1998, and amendments thereto, dated October 14, 1998, October 20, 1998 and October 30, 1998.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 1998.                  DEXTER ACQUISITION DELAWARE, INC.


                                          By:       /s/  KATHLEEN BURDETT
                                          --------------------------------------
                                            Name: Kathleen Burdett
                                            Title:  Treasurer



                                          DEXTER CORPORATION


                                          By:        /s/  BRUCE H. BEATT
                                          --------------------------------------
                                            Name: Bruce H. Beatt
                                            Title:  Vice President, General
                                                    Counsel and Secretary

                                 EXHIBIT INDEX

EXHIBIT                                                                 SEQUENTIALLY
NUMBER                            DESCRIPTION                           NUMBERED PAGE
-------                           -----------                           -------------
(a)(1)    Offer to Purchase.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Text of Press Release issued by Parent, dated November 2,
          1998.
(a)(8)    Summary Advertisement, dated November 2, 1998.
(b)       Commitment Letter and Term Sheet of The First National Bank
          of Chicago, dated July 6, 1998, and amendments thereto,
          dated October 14, 1998, October 20, 1998 and October 30,
          1998.
(c)       Not applicable.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.